--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: FEBRUARY 1, 1994
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Elan Pharmaceutical Investments Ltd.         Sheffield Pharmaceuticals, Inc.(SHM)                Director             10% Owner
   Elan International Services, Ltd.                                                           ----                 --x--
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
    102 St. James Court                         Person (Voluntary)                            -----------------  ------------------
                                                                          October 1999
--------------------------------------------                            ---------------------
                  (Street)                                              5. If Amendment,
                                                                           Date of Original
    Flatts, Smith Parish F104 Bermuda                                      (Month/Year)
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                     June 30, 1998    P                                 (2)          4,571,428       (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 3
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (3/91)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Series D Preferred Stock               $4.86        10/18/99    P            12,015                 10/18/01    10/18/05
------------------------------------------------------------------------------------------------------------------------
Series F Preferred Stock               $3.40        10/18/99    P             5,000                 10/18/01    10/18/05
------------------------------------------------------------------------------------------------------------------------
Warrant                                $6.00        10/18/99    P             N/A                   10/18/02    10/18/06
------------------------------------------------------------------------------------------------------------------------
Warrant                                $2.00         6/30/98    P             N/A                   12/31/98     6/30/05
------------------------------------------------------------------------------------------------------------------------
Series C Convertible                   $1.41         6/30/98    P            11,500                  6/30/98     6/30/08
Preferred Stock
------------------------------------------------------------------------------------------------------------------------
Convertible Promissory                 $1.75         6/30/98    P             N/A                                6/30/05
Note
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

See attached page



------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common               2,472,222       $12,015,000   12,015          (3)
Stock
------------------------------------------------------------------------------------------
Common                 N/A               (1)        5,000          (3)
Stock
------------------------------------------------------------------------------------------
Common               150,000             (1)         N/A           (3)
Stock
------------------------------------------------------------------------------------------
Common                99,000             (2)         N/A           (3)
Stock
------------------------------------------------------------------------------------------
                    8,904,965
Common                (as of         $11,500,000    12,556         (3)
Stock               10/19/99)
------------------------------------------------------------------------------------------
                    1,209,485
Common                (as of             N/A          N/A          (3)
Stock               10/19/99)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

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                                                                                                                         Page 2 of 3
                                                                                                                     SEC 1474 (3/91)

Explanation of Responses:






(1)    The Shares of Series F Preferred Stock and the Warrant issued in October, 1999 were purchased for smaller aggregate consideration
       of $5,000,000.                                                                     See Signatures Below
                                                                                  -----------------------------------
(2)    The Shares of Common Stock and the Warrant issued on June 30, 1998         **Signature of Reporting Person
       were purchased for aggregate consideration of $6,000,000.

(3) Elan Pharmaceutical Investments Ltd. ("EPIL") is the record and beneficial owner of the securities purchased on June 30, 1998.
       Elan International Services, Ltd. is the record and beneficial owner of securities purchased on October 18, 1999 ("EIS"). EIS and EPIL are each wholly-owned subsidiaries of Elan Corporation, plc, an Irish public limited company.




                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1999

ELAN PHARMACEUTICAL INVESTMENTS LTD.        ELAN INTERNATIONAL SERVICES, LTD.


By: /s/ Kevin Insley                           By: /s/ Kevin Insley
   ---------------------------------           ---------------------------------
    ** Signature of Reporting Person            ** Signature of Reporting Person


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.

SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                         Page 3 of 3
                                                                                                                     SEC 1474 (3/91)
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